Exhibit 99.1

Press Release

Alcatel’s Comments on Its Liquidity Position

Paris, July 3, 2002 — Alcatel (Paris: CGEP.PA and NYSE: ALA) is presently under negative credit watch by Standard & Poor’s and Moody’s which may result in downgrades of its current ratings. Alcatel confirms that its credit lines and vendor financing arrangements currently in place are not affected by potential credit rating downgrades. Rating trigger clauses were removed earlier this year when the Group’s credit facilities were successfully re-negotiated with several financial institutions.

As of June 30, 2002, Alcatel has more than 4 billion euros cash on hand and its net debt has been reduced below 2 billion euros. Total debt maturing within the next 12 months amounts to around 200 million euros. Over the next 24 months, total debt repayments represent approximately an additional one billion euros with the next significant repayment taking place in September 2003.

Alcatel has generated positive operating cash flow both in Q1 and Q2 2002 and expects full year operating cash flow to be positive as well.

Alcatel is in a position to meet all its financial obligations.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to Alcatel’s performance through year end 2002. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts

Klaus Wustrack	Tel: +33 (0)1 40 76 11 56	klaus.wustrack@alcatel.com
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investors Relations Contacts

Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com

Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	laurent.geoffroy@alcatel.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Chris Welton	Tel: +33 (0)1 40 76 13 30	chris.welton@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	peter.campbell@usa.alcatel.com